Exhibit 99.1

Allot Communications Reports Non-GAAP 31.1% Revenue Growth for
Second Quarter of 2014

Non-GAAP Revenues reached $28.2 million, compared with $21.5 million in second quarter of 2013

Hod Hasharon, Israel – August 5, 2014 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced its second quarter 2014 results, with non-GAAP revenues reaching $28.2 million.

Other second quarter highlights:

•	Non-GAAP revenues grew 31.1% year on year and remained flat with first quarter 2014.

•	Non-GAAP gross margin was 73.1% (71.4% on a GAAP basis).

•	Non-GAAP operating margin was 6.5% (2.3% operating loss on a GAAP basis).

•	Book-to-bill above one.

•	Generated $1.4 million of operating cash flow.

•	Net cash as of June 30, 2014 totaled $123.6 million.

Financial results:

On a non-GAAP basis, total revenues for the second quarter of 2014 reached $28.2 million, compared with $21.5 million of non-GAAP revenue reported for the second quarter of 2013 and $28.3 million of non-GAAP revenue reported for the first quarter of 2014.  On a non-GAAP basis, net profit for the second quarter of 2014 was $1.9 million, or $0.06 per basic and diluted share. This compares with non-GAAP net loss of $0.9 million, or $0.03 per basic and diluted share, in the second quarter of 2013 and a non-GAAP net profit of $2.1 million, or $0.06 per basic and diluted share, in the first quarter of 2014.

Total GAAP revenues for the second quarter of 2014 reached $28.2 million compared to $21.2 million of revenue reported for the second quarter of 2013 and $28.3 million of GAAP revenue reported for the first quarter of 2014. On a GAAP basis, the net loss for the second quarter of 2014 was $0.6 million, or of $0.02 per basic and diluted share. This compares with a net loss of $3.9 million, or $0.12 per basic and diluted share, in the second quarter of 2013 and a net loss of $0.4 million, or $0.01 per basic and diluted share, in the first quarter of 2014.

Key quarterly achievements:

•	During the quarter, 18 large orders were received, three of which are new customers.

•	12 of the large orders came from mobile-service providers and 3 were from fixed-line service providers.

•	In addition, 3 large orders were received for private and public cloud deployments.

•	Won a $3 million contract with a tier-1 cable provider to deliver an intelligent traffic management solution to relieve cable access network congestion and provide big data analytics.

•	More than $10 million of the booking were based on the new Tera service gateway during the second quarter.

"We are highly encouraged by the rapid adoption of the Tera platform by Tier-1 mobile service providers and expect this to set a strong foundation for future follow-on installations of analytics, security and additional value added services. The business environment continues to show strength and book to bill ratio was, for the 6th quarter in a row, higher than 1. Entering the second half of the year, our funnel is robust and we continue to identify interesting opportunities with service providers that choose more comprehensive solution than in the past.” said Andrei Elefant, Allot Communications' President and CEO. "We are seeing an increasing demand for advanced services and sense a shift towards application-centric data plans offering".

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss second quarter 2014 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time.

To access the conference call, please dial one of the following numbers: US: +1646 254 3362, UK: +44(0)203 4271914, Israel: +97237630145, participant code 8306866.

A replay of the conference call will be available from 12:00 AM ET on August 6, 2014 for 30 days. To access the replay, please dial: US: +1 347 366 9565; UK: +44 (0)20 3427 0598, access code: 8306866. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle and work style. Allot’s DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to analyze, protect, improve and enrich the digital lifestyle services they deliver. Allot’s unique blend of innovative technology, proven know-how, collaborative approach to industry standards and partnerships enables service providers worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, regulatory matters, acquisition-related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Revenues	$28,166	$21,212	$56,450	$45,326
Cost of revenues	8,056	5,753	16,252	12,493
Gross profit	20,110	15,459	40,198	32,833

Operating expenses:
Research and development costs, net	7,188	6,898	14,409	13,800
Sales and marketing	10,637	9,896	21,133	19,723
General and administrative	2,931	2,666	5,818	5,304
Total operating expenses	20,756	19,460	41,360	38,827
Operating loss	(646)	(4,001)	(1,162)	(5,994)
Financial and other income, net	87	168	236	355
loss before income tax benefit	(559)	(3,833)	(926)	(5,639)

Tax expenses	61	32	82	73
Net loss	(620)	(3,865)	(1,008)	(5,712)

Basic net loss per share	$(0.02)	$(0.12)	$(0.03)	$(0.18)

Diluted net loss per share	$(0.02)	$(0.12)	$(0.03)	$(0.18)

Weighted average number of shares
used in computing basic net
earnings per share	33,111,197	32,630,280	33,025,671	32,596,317

Weighted average number of shares
used in computing diluted net
earnings per share	33,111,197	32,630,280	33,025,671	32,596,317

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

GAAP net loss as reported	$(620)	$(3,865)	$(1,008)	$(5,712)

Non-GAAP adjustments
Fair value adjustment for acquired deferred revenues write down	11	276	23	313
Expenses recorded for stock-based compensation
Cost of revenues	90	115	178	201
Research and development costs, net	487	412	956	823
Sales and marketing	811	874	1,632	1,620
General and administrative	599	649	1,213	1,235
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative	25	21	33	33
Research and development costs, net	-	22	-	28
Sales and marketing	-	12	-	12
Intangible assets amortization
Cost of revenues	400	503	799	1,006
Sales and marketing	65	57	131	115

Total adjustments	2,488	2,941	4,965	5,386

Non-GAAP net profit (loss)	$1,868	$(924)	$3,957	$(326)

Non- GAAP basic net profit (loss) per share	$0.06	$(0.03)	$0.12	$(0.01)

Non- GAAP diluted net profit (loss) per share	$0.06	$(0.03)	$0.12	$(0.01)

Weighted average number of shares
used in computing basic net
earnings per share	33,111,197	32,630,280	33,025,671	32,596,317

Weighted average number of shares
used in computing diluted net
earnings per share	33,947,801	32,630,280	33,927,121	32,596,317

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

GAAP Revenues	$28,166	$21,212	$56,450	$45,326

Fair value adjustment for acquired deferred revenues write down	11	276	23	313

Non-GAAP Revenues	$28,177	$21,488	$56,473	$45,639

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,829	$42,813
Short term deposits	8,500	38,000
Marketable securities and restricted cash	55,287	40,798
Trade receivables, net	23,786	16,908
Other receivables and prepaid expenses	8,819	8,218
Inventories	13,877	13,798
Total current assets	170,098	160,535

LONG-TERM ASSETS:
Severance pay fund	278	254
Deferred taxes	1,436	1,602
Other assets	2,544	771
Total long-term assets	4,258	2,627

PROPERTY AND EQUIPMENT, NET	5,925	5,874
GOODWILL AND INTANGIBLE ASSETS, NET	29,291	30,221

Total assets	$209,572	$199,257

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,493	$3,191
Deferred revenues	11,793	12,504
Other payables and accrued expenses	12,180	10,906
Total current liabilities	31,466	26,601

LONG-TERM LIABILITIES:
Deferred revenues	3,522	2,447
Accrued severance pay	303	282
Total long-term liabilities	3,825	2,729

SHAREHOLDERS' EQUITY	174,281	169,927

Total liabilities and shareholders' equity	$209,572	$199,257

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Loss	$(620)	$(3,865)	$(1,008)	$(5,712)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	762	867	1,562	1,747
Stock-based compensation related to options granted to employees	1,987	2,050	3,979	3,879
Amortization of intangible assets	465	560	930	1,122
Capital loss	-	14	-	14
Increase in accrued severance pay, net	(7)	(26)	(3)	(2)
Decrease (Increase) in other assets	12	16	(70)	(13)
Decease in accrued interest and amortization of premium on marketable securities	37	46	245	57
Decrease (Increase) in trade receivables	(2,372)	2,868	(6,878)	(2,483)
Decrease (Increase) in other receivables and prepaid expenses	301	(1,625)	199	(1,669)
Increase in inventories	(403)	(1,101)	(79)	(781)
Decrease in deferred taxes, net	56	-	56	-
Increase in trade payables	2,606	1,602	4,302	221
Increase (Decrease) in employees and payroll accruals	(57)	(538)	1,005	(1,260)
Increase (Decrease) in deferred revenues	(732)	(1,070)	364	(4,058)
Increase (Decrease) in other payables and accrued expenses	(629)	963	247	2,136

Net cash provided by (used in) operating activities	1,406	761	4,851	(6,802)

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	-	(3)	-	1
Redemption of short-term deposits	22,000	15,000	29,500	76,042
Purchase of property and equipment	(697)	(572)	(1,613)	(1,428)
Investment in marketable securities	(18,081)	(13,704)	(18,981)	(29,366)
Proceeds from redemption or sale of marketable securities	3,363	1,432	4,264	3,711
Loan provided to third party	-	-	(2,735)	-
Proceeds from loan provided to third party	170	-	342	-

Net cash provided by investing activities	6,755	2,153	10,777	48,960

Cash flows from financing activities:

Exercise of employee stock options	632	105	1,388	269

Net cash provided by financing activities	632	105	1,388	269

Increase in cash and cash equivalents	8,793	3,019	17,016	42,427
Cash and cash equivalents at the beginning of the period	51,036	89,434	42,813	50,026

Cash and cash equivalents at the end of the period	$59,829	$92,453	$59,829	$92,453